3260 Bayshore Boulevard

Brisbane, CA 94005

October 10, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CareDx, Inc.
Registration Statement on Form S-3, as amended
Filed August 31, 2018
File No. 333-227168

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CareDx, Inc. (the “Registrant”) hereby respectfully requests that the effectiveness of the Registration Statement on Form S-3 (File No. 333-227168) of the Registrant, filed with the Securities and Exchange Commission (the “Commission”) on August 31, 2018, as amended (the “Registration Statement”), be accelerated so that it will be declared effective at 4:30 p.m., Eastern Time, on October 11, 2018 or as soon thereafter as may be practicable. As of the date hereof, there is no managing or principal underwriter for any of the Registrant’s securities that may be offered pursuant to the Registration Statement. Future managing or principal underwriters, if any, will be identified in a prospectus supplement to the Registration Statement at the time of offering.

The Registrant hereby confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the Registration Statement.

It would be appreciated if, promptly after the Registration Statement has become effective, you would so inform our outside counsel, Jeffrey T. Hartlin of Paul Hastings LLP, by telephone at (650) 320-1804 or by email at jeffhartlin@paulhastings.com. The Registrant hereby authorizes Mr. Hartlin to orally modify or withdraw this request for acceleration.

Sincerely,

CAREDX, INC.

By:	/s/ Michael Bell
Michael Bell
Chief Financial Officer

cc:	Jeffrey T. Hartlin, Esq. (Paul Hastings LLP)